Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES ITS NINE MONTHS
CONSOLIDATED RESULTS TO SEPTEMBER 2004

•	Net profits up by 107.1% confirming the recovery trend established over the last eighteen months;
•	17.1% increase in fees and commissions more than compensates for the decline in net interest income after provisions;
•	Strong improvement in comparable profits at life, non-life and non-life bancassurance, contribute to the recovery;

Luxembourg/Portugal – November 30, 2004 - Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today its un-audited consolidated results for the first nine months to September 2004.

General Comments

ESFG’s net profits after tax for the first nine months of 2004 reached 32.3 million Euros, corresponding to a 107.1%, increase against the same period of the previous year. Strong performances both at the banking and insurance subsidiaries, contributed significantly to these results. Like in June 2004, the performance of consolidated fees and commissions was particularly strong, overtaking yet again the amount of consolidated net interest income after provisions for the period, by 3.0%.

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Principal Operating Indicators

	September	September	%
	2004	2003	Change
	(millions of Euros)

Total Assets	50,502.1	46,113.4	+9.5

Net Loans and Advances to Clients	28,862.8	26,890.3	+7.3

Net Interest Income after Provisions	308.8	346.4	–10.9

Fee and Commission Income	318.0	271.6	+17.1

Market Results	168.0	163.7	+2.6

Insurance Revenues	1,063.1	1,023,0	+3.9

Insurance Benefits and Claims	899.6	862.2	+4.3

Salaries, Benefits and Occupancy Costs	380.3	361.4	+5.2

Net Income	32.3	15.6	+107.1

Net Income per Share (1)	0.67	0.34	+97.1

(1) in Euros

Item by Item Analysis

Consolidated Net Interest Income after Provisions decreased 10.9% in September 2004 to 308.8 million Euros, reflecting essentially the performance at the banking group in Portugal (BES Group), where the decrease in margin was not matched by an increase in volume. This resulted basically from the strong competitiveness in customer funds, negatively impacting time deposits spreads, the low level of interest rates that limit the capacity to make short term funds profitable, namely sight deposits and the reduction of credit spreads as a result of the strong competitiveness in the lower risk segments.

The performance of Consolidated Fee and Commission Income continues along the trend established in the recent past, resulting mostly from increased fee earning capabilities at the Portuguese banking group as well as at the level of the Swiss private banking operation. The evolution of fees and commissions is the outcome of the positioning of BES Group as a global financial services provider, and is supported by considerable investments in human resources training, new technologies and branch network.

The aggregate of Consolidated Net Trading Results on Trading and Investment Securities and Net Gains on Foreign Currency Transactions, showed a small gain of

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2.6% in September 2004 against the same period of the previous year, reflecting the modest trading results achieved in this period by the banking group.

Consolidated Insurance Revenues increased 3.9% in September 2004 as a consequence of modest growth in premiums both at the life and non-life sectors, due to strategic reasons. In the non-life activity, premiums grew in line with budget estimates, with very strong growth in strategic products, such as Health (+16.7%) and Personal Accidents (+35.1%) and in the non-life bancassurance products.

In the life sector, namely in the PPR (private pension plans) segment, Tranquilidade Vida continued to show leadership, as the market share of mathematical reserves referring to this segment continued to increase from 29.2% in the first nine months of 2003 to 29.6% in the first nine months of 2004, in spite of a decline in total premiums income of 6.1% in this segment.

The production in capitalization products increased 13.6% over the same time period of last year, strongly influenced by the renewal of policies, notwithstanding their lower guaranteed rates.

Risk products also continue to develop very strongly in the first nine months of 2004, with total production increasing by 10.9% against 2003.

Consolidated Insurance Benefits and Claims showed an increase of 4.3%, roughly in line with the increase in premiums, whilst consolidated Salaries and Benefits and Occupancy Costs registered an increase of 5.2% as consequence of planned increases of certain activities at the banking level, namely the reinforcement in specific areas (notably BES 360º and investment banking) and strong activity growth of some of BES’ subsidiaries. In addition, there were increases in administrative costs at the banking level, influenced by one-off expenses related to different initiatives, such as marketing campaigns and investments in the modernization of the branch network.

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(Tables to Follow)

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally. For additional information on Espírito Santo Financial Group, its subsidiaries, operations and results, please visit the Company’s website on www.esfg.com.

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ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Unaudited		Audited
	September 30, 2004	September 30, 2003	December 31, 2003

		(In millions of Euro)
ASSETS

Cash and due from banks	1,374.7	1,044.4	1,627.3
Interest-earning deposits with banks	4,086.7	4,744.2	5,676.1
Trading account securities	1,568.0	450.3	458.2
Investment secutities	9,786.1	8,592.6	8,465.6
Loans and advances to customers	29,751.7	27,762.6	27,590.1
Provision for loan losses	(888.9)	(872.3)	(820.1)
Other equity holdings	838.4	815.9	799.5
Accrued interest income	253.5	245.1	226.0
Property and equipment	433.3	445.9	440.7
Other assets	3,298.6	2,884.7	3,200.0

TOTAL ASSETS	50,502.1	46,113.4	47,663.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits from banks	2,945.3	2,977.3	3,412.8
Demand deposits	6,000.4	5,559.7	6,602.8
Time deposits	13,182.1	12,547.9	12,838.0
Securities sold under repurchase agreements	1,848.5	1,391.3	458.2
Other short-term borrowings	1,284.4	1,204.3	1,812.5
Insurance policy reserves	5,728.8	5,199.5	5,383.5
Accrued interest and other liabilities	1,516.3	1,979.2	1,670.7
Corporate borrowings and long-term debt	15,297.1	12,636.8	12,923.3
Convertible bonds	310.0	310.0	310.0

TOTAL LIABILITIES	48,112.9	43,806.0	45,411.8

MINORITY INTERESTS	2,273.8	2,257.7	2,167.3

SHAREHOLDERS' EQUITY

Ordinary shares, EUR 10 par value :
100 000 000 shares authorised (2003: 100 000 000)
47 908 555 shares issued	479.1	479.1	479.1
Treasury stock, at cost	-	(35.9)	-
Retained earnings	(373.5)	(392.4)	(396.0)
Accumulated foreign currency translation	(9.2)	(7.3)	(10.0)
Accumulated unrealised gains on investment securities
held by insurance operations	19.0	6.2	11.2

TOTAL SHAREHOLDERS' EQUITY	115.4	49.7	84.3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	50,502.1	46,113.4	47,663.4

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Unaudited		Audited
	September 30, 2004	September 30, 2003	December 31, 2003

	(In millions of Euro, except for income per share and number of shares)
INTEREST INCOME
Interest on loans	892.5	987.5	1,267.5
Interest and dividends on securities
Trading securities	29.6	50.1	59.1
Investment securities	180.8	150.6	208.5
Other interest income	104.7	95.3	136.7

Total interest income	1,207.6	1,283.5	1,671.8

INTEREST EXPENSE
Interest on deposits	295.4	332.3	419.1
Interest on securities sold under repurchase agreements	25.7	25.6	28.6
Interest on short-term borrowings	13.4	22.6	33.1
Interest on corporate borrowings and long-term debt	346.3	334.4	432.2
Interest on convertible bonds	10.0	11.4	15.5

Total interest expense	690.8	726.3	928.5

NET INTEREST INCOME	516.8	557.2	743.3
Provisions for loan losses	(208.0)	(210.8)	(264.0)

Net interest income after provision for loan losses	308.8	346.4	479.3

OTHER INCOME
Fee and commission income	318.0	271.6	356.1
Net trading result on trading and investments securities	133.7	31.5	50.1
Insurance revenues	1,063.1	1,023.0	1,461.2
Net gains on foreign currency transactions	34.3	132.2	182.3
Other operating income	136.3	162.6	235.0

Total other income	1,685.4	1,620.9	2,284.7

OTHER EXPENSES
Salaries and benefits	345.5	329.4	444.7
Occupancy cost	34.8	32.0	53.5
Insurance benefits and claims	899.6	862.2	1,228.9
Insurance underwriting and related expenses	68.9	67.5	84.7
Depreciation	36.4	42.6	55.3
Amortization	75.1	74.2	101.9
Other expenses	302.1	351.7	474.5

Total other expenses	1,762.4	1,759.6	2,443.5

Income before income taxes and minority interests	231.8	207.7	320.5
Income taxes	(37.5)	(51.2)	(66.7)
Minority interests in income of consolidated subsidiaries	(161.4)	(139.3)	(217.7)
Result in associated undertakings	(0.6)	(1.6)	(0.2)

NET INCOME	32.3	15.6	35.9

NET INCOME PER SHARE	0.67	0.34	0.79

Weighted average number of shares outstanding:	47,908,555	45,586,141	45,643,406